Issuer Free Writing Prospectus, dated December 10, 2020

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-224380

Pricing Term Sheet

Genesis Energy, L.P.

Genesis Energy Finance Corporation

$750,000,000 8.0% Senior Notes due 2027

December 10, 2020

Issuers:	Genesis Energy, L.P. and Genesis Energy Finance Corporation
Title of Securities:	8.0% Senior Notes due 2027
Aggregate Principal Amount:	$750,000,000 (upsized from $550,000,000)
Net Proceeds (after estimated offering expenses):	$738,750,000
Final Maturity Date:	January 15, 2027
Issue Price:	100%, plus accrued interest, if any, from December 17, 2020
Interest Rate:	8.0%
Yield to Maturity:	8.0%
Spread to Benchmark Treasury:	+748.5bps
Benchmark Treasury:	UST 1.750% due December 31, 2026
Interest Payment Dates:	January 15 and July 15, beginning on July 15, 2021
Interest Record Dates:	January 1 and July 1
Optional Redemption:	Make-whole call at T+50 until January 15, 2024
On or after January 15, 2024 at the prices set forth below for the twelve-month period beginning on January 15 of the years indicated below, plus accrued and unpaid interest:

	Year	Percentage
	2024	104.000%
	2025	102.000%
	2026 and thereafter	100.000%

Equity Clawback:	Up to 35% at 108.0% prior to January 15, 2024
Joint Book-Running Managers:

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

SMBC Nikko Securities America, Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Capital One Securities, Inc.

Citigroup Global Markets, Inc.

Scotia Capital (USA) Inc.

BBVA Securities Inc.

Fifth Third Securities, Inc.

Regions Securities LLC

Co-manager:	Raymond James & Associates, Inc.
Trade Date:	December 10, 2020
Settlement Date:	December 17, 2020 (T+5)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Distribution:	SEC Registered
CUSIP / ISIN Numbers:	CUSIP: 37185L AM4 ISIN: US37185LAM46

Changes to Preliminary Prospectus Supplement:

At September 30, 2020, on an adjusted pro forma basis after giving effect to (i) the application of the net proceeds from the sale of our Free State CO2 pipeline and the repurchase of approximately $56.1 million in aggregate principal amount of certain of our existing notes, and (ii) the application of the net proceeds of this offering as described herein, we would have had approximately $3.3797 billion of total indebtedness (excluding $1.1 million in respect of outstanding letters of credit), approximately $673.0 million of which (excluding $1.1 million in respect of outstanding letters of credit) would be secured indebtedness to which the notes would be effectively junior (to the extent of the value of the collateral securing such indebtedness), and we would have had approximately $1,026.0 million of borrowing capacity available under our $1.7 billion revolving credit facility, subject to compliance with financial covenants, for additional secured borrowings, which would be effectively senior to the notes. In the pro forma as further adjusted column under “Capitalization” at page S-25, the amount of the revolving credit facility is $673 million, the amount of the 2027 Notes offered hereby is $750 million, the amount of total long-term debt is $3.3797 billion and the total capitalization is $5.2589 billion.

Financial advisory fees will be paid to the following in connection with the offering: Cadence Bank, N.A. ($112,500), Trustmark National Bank ($84,375) and Comerica Bank ($65,000), none of which are acting as underwriters in this offering.

General

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated December 10, 2020. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering as supplemented hereby, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 212 428 6200.